

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

January 27, 2017

<u>Via E-mail</u>
Marc M. Hazout
President and Chairman
SusGlobal Energy Corp.
200 Davenport Road
Toronto, ON M5R 1J2

>   **Re: SusGlobal Energy Corp.**
>   **Amendment No. 1 to Registration Statement on Form S-4**
>   **Filed December 23, 2016**
>   **File No. 333-209143**

Dear Mr. Hazout:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 24, 2016 letter.

<u>General</u>

1. Please include a redline with your next amendment.

<u>Our Status as an Emerging Growth Company, page 2</u>

2. Please disclose your election under Section 107(b) of the JOBS Act:
    *   If you have elected to opt <u>out</u> of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b), include a statement that the election is irrevocable; or

    *   If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1), provide a risk factor explaining

that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures.

Management's Discussion and Analysis, page 34

3. In regard to your agreement with the BioGrid, we note that you were served with a notice of immediate termination in November 2016 and subsequently were informed in December 2016 by the Municipalities that they have no interest to discuss a solution with you. Please expand your disclosures related to this agreement throughout the filing to address the impact of these latest developments in November and December 2016 on your plan of operations as well as your liquidity and capital resources. In this regard, we note that the $7 million financing commitment received from Phoenix Capital appears to be related to the BioGrid project. It is not clear if this financing is still available. Please also tell us what consideration was given as to whether any disclosures need to be provided pursuant to ASC 450 for any contingent liabilities related to this agreement.

Liquidity and Capital Resources, page 42

4. In regard to the $7 million financing commitment provided by Phoenix Capital, your disclosures on page 12 of the financial statements for the period ended September 30, 2016 indicate that you have not been receiving funding according to the initial scheduled dates. Please disclose the impact of these delays on your liquidity and capital resources.

Executive Compensation, page 51

Summary Compensation Table, page 51

5. We note your response to comment 13 of our letter dated February 24, 2016. Please include footnote disclosure that the aggregate grant date fair value for the stock awards was computed in accordance with FASB Topic 718 and, if applicable, please reference the assumptions made in that valuation. See Instruction 1 to Item 402(c)(2)(v) of Regulation S-K.

6. We note your response to comment 16 of our letter dated February 24, 2016. On page 53 you state that the company issued stock to officers and directors valued at $810,000. However, your Summary Compensation Table and Director Compensation Table appears to only reflect a value of $800,000. Please advise or revise.

Related Party Transactions, page 53

7. We note your disclosure regarding your various loan arrangements with Travellers, Silver dragon resources, and other parties. Please file each loan agreement as an exhibit. If the

company is party to an oral contract that would be required to be filed as an exhibit under Item 601(b)(10) of Regulation S-K if it were written, the company should provide a written description of the contract similar to that required for oral contracts or arrangements under Item 601(b)(10)(iii) of Regulation S-K.

Audited Financial Statements

Consolidated Statements of Cash Flows, page 5

8. We note your response to comment 24 of our letter dated February 24, 2016. We note that you revised your statements of cash flows for the year ended December 31, 2014, which resulted in significant changes to your previously reported net cash flows from operating, investing and financing activities amounts. Please tell us how you determined these revisions do not need to be treated as corrections of errors pursuant to ASC 250.

Exhibits

9. Please file your amended agreement with Phoenix Capital Partners Inc. as an exhibit.

You may contact Nudrat Salik, Staff Accountant, at (202) 551-3692 or Terence O'Brien, Accounting Branch Chief, at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Asia-Timmons-Pierce, Staff Attorney, at (202) 551-3754 or me at (202) 551-3397 with any other questions.

Sincerely,

/a/ Jay Ingram

Jay Ingram
Legal Branch Chief
Office of Manufacturing and
Construction

cc: David B. Manno (*via e-mail*)
    Sichenzia Ross Friedman Ference LLP